SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: June 28, 2005

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA ST.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F   __
                                 ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes   __                  No   X
                                                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On June 27, 2005, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced the results of its Annual General Shareholders' Meeting held on June 25, 2005, and also announced the results of the new Board of Directors meeting held on June 25, 2005. The copies of the corresponding press releases are attached hereto as Exhibits 99-1 and 99-2.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  June 28, 2005               By:                [signed]
                                          -----------------------------------
                                       Name:  Dmitry Ye. Yerokhin
                                       Title: General Director

                                  EXHIBIT INDEX

The following exhibits have been disclosed as part of this Form 6-K:

Exhibit Number                  Description

    99-1. English translation of the press release announced the results of the Annual General Shareholders' Meeting held on June 25, 2005.


    99-2 English translation of the press release announced the results of the new Board of Directors meeting held on June 25, 2005.

                                                                    Exhibit 99-1

PRESS RELEASE
--------------------------------------------------------------------------------

           ROSTELECOM REPORTS ON ANNUAL GENERAL SHAREHOLDERS' MEETING


Moscow - June 27, 2005 - Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced the results of its Annual General Shareholders' Meeting held on June 25, 2005.

At the meeting, shareholders voted to approve the following items:

o Approval of the Company's annual report, annual financial statements in accordance with Russian Accounting Standards (RAS), including profit and loss statement of the Company, and distribution of profits and losses for the 2004 fiscal year.

o    Declaration of the annual dividends for 2004:

     - RUR 2.9738 per preferred share. The total amount of dividends to be paid to holders of preferred shares will amount to RUR 722.1 million, or 10.0% of 2004 RAS net profit;

     - RUR 1.4593 per ordinary share. The total amount of dividends to be paid to holders of ordinary shares will amount to RUR 1,063.4 million, or approximately 14.7% of 2004 RAS net profit.

     Dividends on ordinary and preferred shares will be disbursed starting from July 15, 2005 to December 15, 2005. The dividend payment procedure is determined in conformity with the shareholders' register as follows:

     -    by transfer to shareholders' bank accounts (bank charges deducted);

     -    by postal order (postal costs deducted);

     - by payment through the Company's cashiers (for Rostelecom employees only).


o    Election of the new Board of Directors:

1.   Stanislav Avdiyants       Executive Director - Director for Economic and
                               Tariff Policies of Svyazinvest

2.   Valery Degtyarev          General Director of Professional
                               TeleCommunications

3.   Dmitry Yerokhin           General Director of Rostelecom

4.   Alexander Kiselev         Undersecretary of the Minister for Information
                               Technologies and Communications of the Russian
                               Federation

5.   Sergei Kuznetsov          First Deputy General Director of Svyazinvest

6.   Irina Ragozina            Director of Corporate Governance Department of
                               Svyazinvest

7.   Vitaly Slizen             Director of the Department for state policy on
                               information and communication technologies of the Ministry of Information Technologies and Communications of the Russian Federation

8.   Mikhail Slipenchouk       General Director of METROPOL Investment
                               Financial Company Ltd.

9.   Natalia Terentyeva        Risk Manager of Wimm-Bill-Dann Foods

10.  Yevgeny Chechelnitsky     Deputy Head of the Federal Communications
                               Control Service

11.  Valery Yashin             General Director of Svyazinvest


o    Members of the Audit Commission were elected:

1.   Gennady Kovalenko         Head of division of the Legal Department of
                               Svyazinvest

2.   Svetlana Sinadskaya       Head of division of the Department of Economic
                               and Tariff Policies of Svyazinvest


o LLC "Ernst and Young" was approved as the Company's external auditor for 2005 fiscal year RAS financial statements.

o The restated Company's Charter was not approved because a great number of registered AGM participants did not vote.

o    The restated Company's Regulations on the Board of Directors were approved.

o    The restated Company's Regulations on the Management Board were approved.

o Directors' remuneration for the period they served as the members of the Company's Board of Directors as well as reimbursement of the expenses incurred owing to their service as the members of the Company's Board of Directors were approved.



                                       ***

Certain statements in this press release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.


For further details please contact

Rostelecom PR and IR Department
Tel.: + 7 095 973 9920
Fax: + 7 095 973 9977
E-mail: rostelecom@rostelecom.ru



                                                                    Exhibit 99-2

PRESS RELEASE
--------------------------------------------------------------------------------

                  ROSTELECOM REPORTS ON THE MEETING OF THE NEW
                               BOARD OF DIRECTORS


Moscow - June 27, 2005 - Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced the results of the new Board of Directors meeting held on June 25, 2005.

Following the Annual General Shareholders' Meeting, the meeting of the new Board of Directors has been held. Valery Yashin, General Director of Svyazinvest, was elected as the Chairman of the Board and Dmitry Yerokhin, General Director of Rostelecom, was elected as the Deputy Chairman of the Board.

The Board confirmed to be independent directors:

-    Valery Degtyarev, General Director of Professional Telecommunications;

- Mikhail Slipenchouk, General Director of METROPOL Investment Financial Company Ltd.;

-    Natalia Terentyeva, Risk Manager of Wimm-Bill-Dann Foods.

Valery Degtyarev, Mikhail Slipenchouk and Natalia Terentyeva joined the new Audit Committee. Valery Degtyarev was elected the Committee's Chairman and Stanislav Avdiyants, Executive Director - Director of Economic and Tariff Policies of Svyazinvest, was elected as the Committee's non-voting member with only "observer" status.

The  Board  of  Directors  also  confirmed  that  Natalia   Terentieva  met  the
qualifications for "audit committee financial expert" as defined in applicable U.S. securities legislation.

The Board of Directors elected the new Strategic Planning Committee:

- Sergey Kuznetsov - the Chairman; non-executive director, First Deputy General Director of Svyazinvest;

- Valery Degtyarev, independent director, General Director of Professional Telecommunications;

- Mikhail Slipenchuk, independent director, General Director of METROPOL Investment Financial Company Ltd;

- Yevgeny Chechelnitsky, non-executive director, Deputy Head of the Federal Communications Control Service;

-    Dmitry Yerokhin, General Director of Rostelecom;

-    Andrey Gaiduk, Deputy General Director - Financial Director of Rostelecom.

New members to the Nominations and Remuneration Committee were also elected:

- Mikhail Slipenchouk - the Chairman; independent director, General Director of METROPOL Investment Financial Company Ltd.;

- Valery Degtyarev, independent director, General Director of Professional Telecommunications;

- Irina Ragozina, non-executive director, Director of Corporate Governance Department of Svyazinvest;

-    Natalia Terentyeva,  independent  director,  Risk Manager of Wimm-Bill-Dann
     Foods.

Members of Rostelecom's Management Board were appointed:

1.   Vladimir Terekhov             First Deputy General Director of Rostelecom;

2.   Igor Kalugin                  First Deputy General Director of Rostelecom -
                                   Director of Rostelecom's Intercity and
                                   International Telephone (MMT) branch;

3.   Sergey Akopov                 Deputy General Director - Administrative
                                   Director of Rostelecom;

4.   Konstantin Belyaev            Deputy General Director of Svyazinvest;

5.   Andrey Gaiduk                 Deputy General Director - Finance Director
                                   of Rostelecom;

6.   Dmitry Gurevich               Deputy General Director - Project Management
                                   Director of Rostelecom;

7.   Vadim Izotov                  Deputy General Director - Chief Information
                                   Officer of Rostelecom;

8.   Alexander Lutsky              Chief Accountant of Rostelecom;

9.   Vladimir Mironov              Deputy General Director of Rostelecom;

10.  Galina Rysakova               Deputy General Director - Director for
                                   Organizational Development and Human
                                   Resources of Rostelecom;

11.  Dmitry Sigalov                Deputy General Director for Legal Affairs of
                                   Rostelecom;

12.  Andrey Shlyapnikov            Deputy General Director for Business
                                   Development of Rostelecom.


In accordance with the clause 27.3 of the Company's Charter, the Management Board will be headed by Dmitry Yerokhin, General Director of Rostelecom.


                                       ***

Certain statements in this press release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.



For further details please contact

Rostelecom PR and IR Department
Tel.: + 7 095 973 9920
Fax: + 7 095 973 9977
E-mail: rostelecom@rostelecom.ru


END OF FILING